Ex-12c


                                                     Idaho Power Company
                                               Consolidated Financial Information
                  Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements
                                                                                                                 Twelve Months
                                                Twelve Months Ended December 31,                                     Ended
                                                     (Thousands of Dollars)                                        March 31,
                                                   1993         1994         1995         1996         1997          1998
Computation of Ratio of Earnings to
  Fixed Charges:
    Consolidated net income.....................  $84,464      $74,930      $86,921      $90,618      $92,274         $91,352

Income taxes:
    Income taxes (incl amounts charged
     to other income and deductions)............   38,057       35,307       49,498       51,316       47,559          43,800
    Investment tax credit adjustment............   (1,583)      (1,064)      (1,086)         776       (1,087)           (565)
          Total income taxes....................   36,474       34,243       48,412       52,092       46,472          43,235

Income before income taxes......................  120,938      109,173      135,333      142,710      138,746         134,587

Fixed Charges:
    Interest  on long-term debt.................   53,706       51,172       51,147       52,165       53,215          52,447
     expense and premium - net..................      507          567          567          594          653             656
    Interest on short-term bank loans...........      220        1,157        3,144        2,269        2,902           3,011
    Other interest..............................    2,023        1,538        1,598        2,319        3,990           3,916
    Interest portion of rentals.................    1,077          794          925          991          982           1,066

          Total fixed charges...................   57,533       55,228       57,381       58,338       61,742          61,096
    Supplemental increment to fixed charges*  ..    2,631        2,622        2,611        2,600        2,574           2,565

          Supplemental fixed charges............   60,164       57,850       59,992       60,938       64,316          63,661
    Preferred dividends requirements............    8,547       10,682       12,392       12,146        7,803           7,601
          Total supplemental fixed charges
           and preferred dividends..............   68,711       68,532       72,384       73,084       72,119          71,262

Supplemental Earnings  - as defined............. $181,102     $167,023     $195,325     $203,648     $203,062        $198,248

Supplemental Ratio of earnings to fixed
   charges and preferred dividends..............    2.64x        2.44x        2.70x        2.79x        2.82x           2.78x

<F2>
* Explanation of increment:                                                                                      Exhibit 12-C
  interest on the guaranty of American Falls District bonds
  and Milner Dam Inc. notes which are already included in operating expense.